FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated May 4, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B

Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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STATEMENTS OF CASH FLOWS, SUMMARY

I. Capital requirement	Consolidated Group						Parent Company					
	March 31, 2006			December 31, 2005			March 31, 2006			December 31, 2005		
	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	215,096	42,387	3,391	207,498	39,924	3,195	215,087	42,378	3,390	207,557	39,953	3,196
Off-balance sheet items	17,749	4,116	329	18,328	3,422	290	17,749	4,116	329	18,328	3,422	290
Other exposures	n.a.	19	1	n.a.	38	3	n.a.	19	1	n.a.	38	3
Total	232,845	46,522	3,721	225,826	43,384	3,488	232,836	46,513	3,720	225,885	43,413	3,489
Breakdown by category:												
A. Risk-weight 0%	61,830	–	–	62,784	-	-	61,830	--	–	62,784	-	-
B1. Risk-weight 10%	4,263	426	34	5,203	520	42	4,263	426	34	5,203	520	42
B2. Risk-weight 20%	112,012	22,403	1,792	111,233	22,247	1,780	112,012	22,403	1,792	111,279	22,256	1,780
C. Risk-weight 50%	1,133	566	45	922	461	37	1,133	566	45	922	461	37
D. Risk-weight 100%	16,845	16,845	1,348	15,449	15,469	1,238	16,836	16,836	1,347	15,487	15,487	1,239
E. Market exposures	36,762	6,282	502	30,210	4,889	391	36,762	6,282	502	30,210	4,889	391
Total	232,845	46,522	3,721	225,826	43,384	3,488	232,836	46,513	3,720	225,885	43,413	3,489

II. Capital base(A)

	Consolidated Group		Parent Company	
	3/2006	12/2005	3/2006	12/2005
Tier-1 capital	4,536	4,241	4,389	4,278
Tier-2 capital	2,406	2,694	2,402	2,690
Of which:				
Upper Tier-2	2,136	2,223	2,132	2,219
Lower Tier-2	470	471	470	471
Total	6,942	6,935	6,991	6,968
Adjusted Tier-1 capital	4,956	4,841	4,989	4,878
Adjusted Total	7,542	7,535	7,591	7,568

III. Capital Adequacy Ratio

			Of which				Book value on balance sheet			
							Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative real exposures:	
March 31, 2006	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book value	Negative book value	Positive book value	Negative book value
Derivative financial contracts:										
Currency related agreements	165,780	3,778	611	3,167	7,087	823	843	432	2,052	2,142
Interest rate related contracts	166,931	1,164	660	504	3,464	238	930	1,517	794	371
Equity related contracts	49,339	5,269	1,687	3,582	3,751	1,916	32	1,725	114	166
Commodity related contracts, etc.	5,727	427	2	425	815	206	2	543	34	--
Total derivative contracts	387,777	10,638	2,960	7,678	15,117	3,183	1,807	4,217	2,994	2,679
Other off-balance sheet contracts and commitments:										
Repurchase agreements etc. (repos)	61	61	–	61	–	–				
Undisbursed credits	14,101	7,050	–	7,050	–	933				
Total	401,939	17,749	2,960	14,789	15,117	4,116				
December 31, 2005										
Derivative financial contracts:										
Currency related agreements	157,531	4,915	2,032	2,883	8,104	1,050	1,453	436	3,225	1,310
Interest rate related contracts	141,317	1,128	599	529	4,204	243	1,326	2,032	838	42
Equity related contracts	42,943	4,279	1,129	3,150	1,502	1,189	106	1,187	368	88
Commodity related contracts, etc.	5,500	422	3	419	491	206	1	508	33	--
Total derivative contracts	347,331	10,744	3,763	6,981	14,301	2,486	3,088	4,379	4,464	1,440
Other off-balance sheet contracts and commitments:										
Repurchase agreements etc. (repos)	27	27	–	27	–	–				
Undisbursed credits	15,114	7,557	–	7,557	–	934				
Total	382,472	18,328	3,763	14,565	14,301	3,422				

8 (10)

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Interim Report I

2006

[LOGO]

Interim report for the period 1 January to 31 March 2006

Contents

1.	Swedish exports

2.	CEO comments, Financial Highlights

3.	Customer activities

4.	Lending

5.	Comments upon the income statement and balance sheet

6.	Income statements

7.	Balance sheets

8.	Cash-flow statements, Capital Adequacy

9.	Notes

10.	Auditors’ review report

Export increasingly important to Swedish economy

In 2005, Swedish exports’ share of GNP rose to 49%

Sweden’s exports go mostly to...

	Country	Share, %

1.	Germany	10,3

2.	USA	10,3

3.	Norway	8,5

4.	United Kingdom	7,1

5.	Denmark	6,9

6.	Finland	6,5

7.	France	5,0

8.	Belgium	4,5

9.	The Netherlands	4,4

10.	Italy	3,5

Källa: SCB

Sweden’s exports soon half of GNP

Percent of GNP

[CHART]

Important export.....

	Goods	Share, %

1.	Electrical, telecoms	14,2

2.	Machinery	13,9

3.	Chemical	13,6

4.	Vehicles	12,5

5.	Forestry products	12,1

6.	Mineral goods	11,2

Källa: SCB

[GRAPHIC]

SEK provides Swedish industries with long-term financial solutions

Peter Yngwe, President of SEK, comments on the first quarter 2006:

Exports are increasingly important to the Swedish economy. 49% of Sweden’s GNP is due to exports, the highest level ever.

During the first quarter SEK inreased its volume of new customer transactions to 15,279 Mkr, an increase by approximately 60%. Our increased business volume compensated lower margins resulting in an operating profit approximately at the same level as the first quarter last year; 135.8 Mkr (125.6).

SEK’s special capacity to supply long-term credits has been mostly exploited by forestry and mining industry groups. This is a very positive development, especially as the loans are financing energy and environment-friendly investments. I am also satisfied with the much higher total volume of new lending.

Financial Highlights

(Amounts (other than %) in mn)

(*1 USD = 7,7450 Skr)

	March 31	March 31	March 31	December 31
	2006	2006	2005	2005
	USD*	Skr	Skr	Skr

Earnings

Operating profit	18	135.8	125.6	498.1
Net profit for the period	12	95.4	87.6	346.9
Pre-tax return on equity,%	14.5%	14.5%	14.8%	14.7%
After-tax return on equity,%	10.5%	10.5%	10.7%	10.6%

Customer operations

New customer financial transactions	1,973	15,279	9,352	43,475
of which offers for new credits accepted by borrowers	1,649	12,771	7,966	37,525
Credits, outstanding and undisbursed	12,682	98,224	78,043	92,319

Borrowing operations

New long-term borrowings	1,982	15,660	16,899	52,343
Outstanding senior debt	24,830	192,312	158,817	188,459
Outstanding subordinated debt	411	3,181	2,928	3,255

Total assets	27,772	215,096	178,545	207,493

Capital

Capital adequacy ratio,%	15.0%	15.0%	16.0%	15.9%
Adjusted capital adequacy ratio,%	16.3%	16.3%	17.5%	17.3%

The definations of the Financial Highlights are included in SEK’s 2005 Annual Report (Not 33).

Customer financial transactions refer to new accepted credits and syndicated customer transactions.

Strong demand for long-term financial solutions

SEK offers companies, the public sector and financial institutions a broad range of financial services such as supplying credit, capital market transactions and financial advice.

SEK’s volume of new customer finance solutions amounted to Skr 15.3 billion in the first quarter of 2006. This means an significant increase over the same period in 2005 (see charts and tables). The market continues to be very liquid and margins are being squeezed.

SEK’s ability to offer finance with long durations, 10 years or longer, resulted in many bilateral loan agreements with Swedish forestry and mining companies. For example, SEK are acting as financiers for energy and environmental investments at packaging company Billerud’s Swedish facilities. This business is in line with SEK’s strategy of matching long-term industrial and infrastructure finance needs while supporting investments in more environment-friendly production.

During this quarter, an agreement was also reached with SL (Greater Stockholm’s public transport), regarding finance to buy ethanol-driven buses. In collaboration with a French bank, SEK also financed a Tunisian purchaser’s investment in telecom equipment from Ericsson.

Lending to banks continued to increase. By making long-term credit on favourable terms available to the banking system, SEK can contribute towards growth-stimulating financing of small and medium-sized companies. Lending was to both large commercial banks and smaller, regional ones.

The SEK subsidiary SEK Securities had a strong quarter and arranged a record number of transactions, including private placements for Fingrid, who are responsible for the Finnish national electricity grid, and Swedish Match.

SEK Financial Advisors have been very busy during the quarter. This included being commissioned by Nobia to reduce their accounts receivable.

New customer financial transactions
(Skr bn)

[CHART]

(Skr bn)	Jan-March, 2006	Jan-March, 2005
Export credits	1.3	0.9
Other credits to exporters	2.1	0.0
Credits to other corporates	0.7	0.0
Credits to the public sector	3.8	3.5
Credits to the financial sector	4.9	3.6
Syndicated customer transactions	2.5	1.4
Total	15.3	9.4

[GRAPHIC]

The retail market is important for SEK’s funding

SEK is an active issuer on the international capital markets, with a broad range of products for both institutional and private investors. In this way, financing is secured for all SEK commitments to borrowers.

SEK’s long-term new borrowing in the 1st quarter 2006 was Skr 15,7 billion. Borrowing was characterised by continued a good geographical spread of investors and several successful issues on the retail market.

The upturn of the Japanese economy and a strong stock exchange has led to great interest in share index linked bonds among private investors in Japan. SEK distributes its products there both via the major Japanese banks and smaller, regional establishments and during the quarter carried out a number of issues aimed at private persons. In the first quarter, Japan accounted for almost 25% SEK’s new borrowing volume.

SEK also carried out a number of fund-linked bond issues, linked to the development of one or more hedge funds. The opportunity for hedge fund exposure in the form of a bond issued by SEK has received great interest primarily from European investors. A global benchmark loan of USD 1 billion was issued at the beginning of the quarter.

In order to reach new private market groups in Sweden, a share index bond was issued during the quarter aimed at the south-east Asian share market. The bond loan which was arranged by SEK Securities and distributed by Ikano-banken, was subscribed by approximately 2 200 private persons.

In addition, in the first quarter, SEK carried out its first transaction in Brazilian currency Real, issued in Denmark and sold to Danish private investors.

New Borrowing
long term borrowing (Skr bn)

[CHART]

[GRAPHIC]

INCOME STATEMENT

Return on Equity

Return on equity was 14.5 percent (14.8) before taxes, and 10.5 percent (10.7) after taxes, respectively.

Results

Operating profit amounted to Skr 135.8 million (125.6). The increase in operating profit was related to increase in the net interest earnings, mainly due to increased volumes of debt-financed assets. (See below).

Net interest earnings totaled Skr 197.0 million (183.4). The contribution to net interest earnings from debt-financed assets increased to Skr 149.1 million (137.2). The increase was a result of significantly increased average volumes of debt-financed assets outstanding during the period, however at lower margins. The average volume of debt-financed assets totaled Skr 182.4 billion (149.1), and the average margin of such volume was 0.33 percent p.a. (0.37). The decrease in average margin was due to higher portions of outstanding volumes of credits to the financial and the public sector with relatively lower margins than in the corporate sector. Credits granted to corporates have increased during the period. However, the increase had not had a material impact on average margins.

The contribution to net interest earnings from the investment portfolio, which represents the investment of SEK’s equity, amounted to Skr 47.9 million (46.2).

Administrative expenses totaled Skr 59.8 million (57.1). Administrative expenses includes costs related to activities undertaken in order to secure compliance with new and pending regulations regarding capital adequacy, financial reporting and corporate governance. Additional costs for these matters are included in commissions incurred.

No credit losses were incurred.

BALANCE SHEET
Total Assets and Liquidity

SEK’s total assets at period-end increased to Skr 215.1 billion (y-e: 207.5). The increase was due to high volumes of new transactions, especially in the credit portfolio but also in the liquidity portfolio. Currency exchange effects related to a stronger Swedish krona negatively affected total assets.

The total amount of credits outstanding and credits committed though not yet disbursed increased during the period to Skr 98.2 billion at period-end (y-e: 92.3), of which Skr 85.1 billion (y-e: 78.1) represented credits outstanding. Of credits outstanding Skr 10.0 billion (y-e: 10.3) represents credits in the S-system. The aggregate amount of outstanding offers for new credits totaled Skr 36.6 billion at period-end (y-e: 36.8).

The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. This means that SEK has funded all its outstanding commitments through maturity.

There were no major shifts in the breakdown of SEK’s counterparty risk exposures. Of the total risk exposures, 69 percent (y-e: 69) were against banks, mortgage institutions and other financial institutions; 16 percent (y-e: 16) were against highly rated OECD states; 7 percent (y-e: 8) were against corporations; and 8 percent (y-e: 7) were against local and regional authorities.

Capital Adequacy

SEK’s capital adequacy ratio is well above the minimum required by law. At period-end, the regulatory total capital adequacy ratio was 15.0 percent (y-e: 15.9), of which 9.4 percent (y-e: 9.7) represented the Tier-1 ratio. SEK also calculates adjusted capital adequacy ratios with inclusion in the Tier-1 capital base of SEK’s guarantee fund capital of Skr 600 million in addition to the regulatory capital base. At period-end, SEK’s adjusted total capital adequacy ratio was 16.3 percent (y-e: 17.3), of which 10.7 percent (y-e: 11.1) represented the adjusted Tier-1 ratio.

INCOME STATEMENTS

	January-March, 2006		January-March, 2005		January-December, 2005
SEK (exclusive of the S-system) (Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	1,584.6	1,585.3	1,393.6	1,394.4	5,946.7	5,949.5
Interest expenses	-1,387.6	-1,387.6	-1,210.2	-1,210.3	-5,187.6	-5,187.8
Net interest revenues	197.0	197.7	183.4	184.1	759.1	761.7
Commissions earned	4.6	0.1	4.4	2.8	14.0	4.4
Commissions incurred	-6.3	-5.9	-8.5	-7.9	-30.8	-30.0
Remuneration from the S-system	6.2	6.2	5.4	5.4	22.8	22.8
Net results of financial transactions	1.6	1.6	5.5	5.5	1.4	1.4
Other operating income	0.1	0.5	0.1	0.5	0.5	2.8
Administrative expenses	-59.8	-57.8	-57.1	-55.4	-238.4	-230.9
Depreciations of non-financial assets	-7.4	-6.8	-7.4	-6.9	-29.7	-27.4
Other operating expenses	-0.2	0.0	-0.2	0.0	-0.8	-0.1
Operating profit	135.8	135.6	125.6	128.1	498.1	504.7
Changes in untaxed reserves	n.a.	0.0	n.a.	0.0	n.a.	11.1
Taxes (Note 1)	-40.4	-40.1	-38.0	-38.6	-151.2	-155.5
Net profit for the period	95.4	95.5	87.6	89.5	346.9	360.3

Earnings per share, Skr (Note 5)	96		88		350

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr mn)	January-March, 2006	January-March, 2005	January-December, 2005

Interest revenues	111.5	83.9	384.8
Interest expenses	-108.0	-68.2	-335.9
Net interest revenues	3.5	15.7	48.9
Remuneration to SEK	-6.2	-5.4	-22.8
Foreign exchange effects	0.0	-1.4	-3.3
Reimbursement from (+) / to (-) the State	2.7	-8.9	-22.8
Net	0.0	0.0	0.0

Quarterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system) Consolidated Group (Skr mn)	January- March, 2006	October- December, 2005	July- September, 2005	April- June, 2005
Interest revenues	1,584.6	1,435.9	1,598.8	1,518.4
Interest expenses	-1,387.6	-1,240.3	-1,404.5	-1,332.6
Net interest revenues	197.0	195.6	194.3	185.8
Operating revenues	12.5	7.3	10.9	5.2
Operating expenses	-73.7	-78.4	-69.9	-78.3
Operating profit	135.8	124.5	135.3	112.7
Taxes	-40.4	-38.0	-40.7	-34.5
Net profit for the period	95.4	86.5	94.6	78.2

BALANCE SHEETS

	March 31, 2006			December 31, 2005
(Skr mn)	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
ASSETS

Cash in hand	0.0	0.0	—	0.0	0.0	—
Treasuries/government bonds	1,891.5	1,891.5	0.0	1,902.6	1,902.6	0.0
Of which current assets	(1,598.6)	(1,598.6)	0.0	(1,607.9)	(1,607.9)	(0.0)
Of which fixed assets	(292.9)	(292.9)	—	(294.7)	(294.7)	—
Credits to credit institutions (Note 3)	12,999.9	12,999.3	4,200.9	11,963.8	12,009.9	4,496.5
Credits to the public (Note 3)	32,404.8	32,404.8	5,772.9	31,429.6	31,429.6	5,854.9
Other interest-bearing securities	157,146.3	157,146.5	—	147,436.9	147,436.9	—
Of which current assets	(115,160.2)	(114,972.3)	—	(109,807.3)	(109,807.3)	—
Of which fixed assets	(41,986.1)	(42,174.2)	—	(37,629.6)	(37,629.6)	—
Of which credits (Note 2)	(41,763.6)	(41,951.7)	—	(37,206.8)	(37,206.8)	—
Shares in subsidiaries	n.a.	118.6	—	n.a.	118.6	—
Non-financial assets	187.1	74.1	—	192.0	78.4	—
Other assets	6,795.6	6,781.7	4.0	10,564.3	10,577.7	1.2
Prepaid expenses and accrued revenues	3,671.2	3,670.0	111.8	4,004.0	4,003.2	148.7
Total assets (Note 4)	215,096.4	215,086.5	10,089.6	207,493.2	207,556.9	10,501.3

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS’ FUNDS

Borrowing from credit institutions	876.1	886.2	2.0	563.6	573.6	2.3
Borrowing from the public	83.6	86.5	0.0	74.9	77.8	0.0
Senior securities issued	191,351.8	191,351.8	0.0	187,820.1	187,820.1	275.3
Other liabilities	11,808.7	11,759.6	74.5	7,773.9	7,798.6	87.6
Lending/(borrowing) between SEK and the S-system	—	—	9,925.1	—	—	9,978.8
Accrued expenses and prepaid revenues	3,573.8	3,572.9	88.0	3,879.3	3,878.4	157.3
Allocations	387.7	17.0	—	387.8	17.1	—
Subordinated securities issued	3,180.6	3,180.6	—	3,254.9	3,254.9	—
Total liabilities and allocations	211,262.3	210,854.6	10,089.6	203,754.5	203,420.5	10,501.3

Untaxed reserves	n.a.	1,323.6	—	n.a.	1,323.6	—

Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,163.5	210.0	—	1,165.6	212.1	—
Total non-distributable capital	2,153.5	1,200.0	—	2,155.6	1,202.1	—
Profit carried forward	1,585.2	1,612.8	—	1,236.2	1,250.4	—
Net profit for the period	95.4	95.5	—	346.9	360.3	—
Total distributable capital	1,680.6	1,708.3	—	1,583.1	1,610.7	—
Total shareholders’ funds	3,834.1	2,908.3	—	3,738.7	2,812.8	—
Total liabilities, allocations and shareholders’ funds	215,096.4	215,086.5	10,089.6	207,493.2	207,556.9	10,501.3

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities
Subject to lending	61.0	61.0	—	27.3	27.3	—

CONTINGENT LIABILITIES	None	None	None	None	None	None

COMMITMENTS
Committed undisbursed credits	14,100.6	14,100.6	8,649.5	15,114.1	15,114.1	9,066.7

Specification of Change in Shareholders’ Funds

Consolidated Group

(Skr mn)	January-March, 2006	January-December, 2005
Opening balance of shareholders’ funds	3,738.7	3,391.8
Dividend paid	—	—
Net profit for the period	95.4	346.9
Closing balance of shareholders’ funds	3,834.1	3,738.7

STATEMENTS OF CASH FLOWS, SUMMARY

	January-March, 2006		January-March, 2005
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company

Net cash used in(-)/provided by(+) operating activities	-3,776.1	-3,776.3	-17,847.6	-17,847.6
Net cash used in(-)/provided by(+) investing activities	-2.6	-2.6	-2.0	-2.0
Net cash used in(-)/provided by(+) financing activities	3,778.7	3,778.9	17,849.6	17,849.6
Cash and cash equivalents at end of period	0.0	0.0	0.0	0.0

Capital Base and Required Capital

According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines. However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK’s guarantee capital of Skr 600 million in addition to the regulatory approved capital base.

(Amounts in Skr mn)

I. Capital requirement

	Consolidated Group						Parent Company
	March 31, 2006			December 31, 2005			March 31, 2006			December 31, 2005
		Weighted	Required		Weighted	Required		Weighted	Required		Weighted	Required
	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital
On-balance sheet items	215,096	42,387	3,391	207,493	39,926	3,195	215,087	42,378	3,390	207,557	39,953	3,196
Off-balance sheet items	17,749	4,116	329	18,328	3,622	290	17,749	4,116	329	18,328	3,622	290
Other exposures	n.a.	19	1	n.a.	38	3	n.a.	19	1	n.a.	38	3
Total	232,845	46,522	3,721	225,821	43,586	3,488	232,836	46,513	3,720	225,885	43,613	3,489

Breakdown by category:
A. Riskweight 0%	61,830	—	—	62,784	—	—	61,830	—	—	62,784	—	—
B1. Riskweight 10%	4,263	426	34	5,203	520	42	4,263	426	34	5,203	520	42
B2. Riskweight 20%	112,012	22,403	1,792	111,233	22,247	1,780	112,012	22,403	1,792	111,279	22,256	1,780
C. Riskweight 50%	1,133	566	45	922	461	37	1,133	566	45	922	461	37
D. Riskweight 100%	16,845	16,845	1,348	15,469	15,469	1,238	16,836	16,836	1,347	15,487	15,487	1,239
E. Market exposures	36,762	6,282	502	30,210	4,889	391	36,762	6,282	502	30,210	4,889	391
Total	232,845	46,522	3,721	225,821	43,586	3,488	232,836	46,513	3,720	225,885	43,613	3,489

II. Capital base (A)

	Consolidated Group		Parent Company
	3/2006	12/2005	3/2006	12/2005
Tier-1 capital	4,356	4,241	4,389	4,274
Tier-2 capital	2,606	2,694	2,602	2,690
Of which:
Upper Tier-2	2,136	2,223	2,132	2,219
Lower Tier-2	470	471	470	471
Total	6,962	6,935	6,991	6,964

Adjusted Tier-1 capital	4,956	4,841	4,989	4,874
Adjusted Total	7,562	7,535	7,591	7,564

III. Capital Adequacy Ratio

	Consolidated Group		Parent Company
	3/2006	12/2005	3/2006	12/2005
Total	15.0%	15.9%	15.0%	16.0%
Of which:
Tier-1 ratio	9.4%	9.7%	9.4%	9.8%
Tier-2 ratio	5.6%	6.2%	5.6%	6.2%
Of which:
Upper Tier-2 ratio	4.6%	5.1%	4.6%	5.1%
Lower Tier-2 ratio	1.0%	1.1%	1.0%	1.1%
Adjusted Total	16.3%	17.3%	16.3%	17.3%
Of which: Adj. Tier-1 ratio	10.7%	11.1%	10.7%	11.2%

IV. Specification of off-balance sheet items (B)

Consolidated Group and Parent Company:

							Book value on-balance sheet
							Related to derivative		Related to derivative
							contracts with positive		contracts with negative
	Of which:						real exposures:		real exposures:
			Positive		Negative		Positive	Negative	Positive	Negative
	Nominal	Converted	real	Potential	real	Weighted	book	book	book	book
	amounts	claims	exposures	exposures	exposures	claims	values	values	values	values
March 31, 2006
Derivative financial contracts:
Currency related agreements	165,780	3,778	611	3,167	7,087	823	843	432	2,052	2,162
Interest rate related contracts	166,931	1,164	660	504	3,464	238	950	1,517	794	371
Equity related contracts	49,339	5,269	1,687	3,582	3,751	1,916	52	1,725	114	146
Commodity related contracts, etc.	5,727	427	2	425	815	206	2	543	34	—
Total derivative contracts	387,777	10,638	2,960	7,678	15,117	3,183	1,847	4,217	2,994	2,679
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	61	61	—	61	—	—
Undisbursed credits	14,101	7,050	—	7,050	—	933
Total.	401,939	17,749	2,960	14,789	15,117	4,116

December 31, 2005
Derivative financial contracts:
Currency related agreements	157,551	4,915	2,032	2,883	8,104	1,050	1,653	636	3,225	1,310
Interest rate related contracts	161,317	1,128	599	529	4,204	243	1,326	2,052	838	42
Equity related contracts	42,963	4,279	1,129	3,150	1,502	1,189	104	1,187	368	88
Commodity related contracts, etc.	5,500	422	3	419	691	204	1	504	33	—
Total derivative contracts	367,331	10,744	3,763	6,981	14,501	2,686	3,084	4,379	4,464	1,440
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	27	27	—	27	—	—
Undisbursed credits	15,114	7,557	—	7,557	—	936
Total.	382,472	18,328	3,763	14,565	14,501	3,622

(A)           The capital base includes the profit for the three-month period ended March 31, 2006.

(B)             In accordance with SEK’s policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

COUNTERPARTY RISK EXPOSURES

(Skr billion)

Consolidated Group and Parent Company:

					Credits & Interest-				Derivatives,
	Total				bearing securities				Undisbursed credits, etc.
	March 31, 2006		December 31, 2005		March 31, 2006		December 31, 2005		March 31, 2006		December 31, 2005
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
States	35.1	16	34.8	16	30	15	28.9	15	5.1	29	5.9	32
Municipalities	17.8	8	14.8	7	17.1	8	14.5	7	0.7	3	0.3	2
Mortgage institutions	7.6	3	7.4	4	7.6	4	7.4	4	—	—	—	—
Banks	99.2	45	93.8	44	93.4	46	87.2	45	5.8	33	6.6	36
Other credit institutions	47.9	21	44.4	21	43.6	21	40.2	21	4.3	25	4.2	23
Corporations	15.0	7	15.9	8	13.2	6	14.5	8	1.8	10	1.4	7
Total	222.6	100	211.1	100	204.9	100	192.7	100	17.7	100	18.4	100

NOTES

Accounting principles:  The accounting principles described in SEK’s Annual Report for the year 2005 have been applied unchanged.

Implementation of International Financial Reporting Standards:  According to an EU regulation, the consolidated financial statements of companies with listed debt or equity instruments in a regulated market in the EU should be prepared in conformity with the International Financial Reporting Standards (IFRS) that have been endorsed for application in the EU from January 1, 2005. However, according to article 9 of the regulation, EU member states may decide that companies that have issued listed debt securities but not issued listed equity instruments in a regulated market in the EU may start the application of IFRS from January 1, 2007. The Swedish legislation implementing this EU-regulation incorporate this facility, and because SEK has issued listed debt securities, but not listed equity instruments in a regulated market within the EU, its adoption of IFRS will not be compulsory until January 1, 2007. The financial year 2006 will be the comparative year, and therefore, the opening balance for IFRS will be as of January 1, 2006.

SEK has identified the accounting rules for financial instruments that are contained in IAS 39,  IAS 32 and IFRS 7 as the area where the implementation of IFRS will have the highest impact compared to present accounting policies. Specifically, the detailed rules for hedge accounting in IAS 39 will create the most significant changes to SEK’s present accounting policies. The present rules for hedge accounting according to Swedish GAAP differ significantly from the rules in IAS 39.

An internal conversion project for applying IFRS has been in progress since 2004. The rules contained in IAS 39 and final EU endorsements of different sections of IAS 39 have continued to develop during the major part of 2005. SEK is carefully monitoring current developments within IASB and the legislative bodies. The conversion project is evaluating which methods for hedge accounting or other accounting treatment that may be used in accordance with IAS 39 would best present a true and fair view of SEK’s economic hedging activities.

The main conversion activities in SEK that are related to the application of IAS 39 are (a) evaluating the different alternatives for hedge accounting within IAS 39, (b) classifying assets and liabilities in different accounting categories, and (c) preparing administrative systems for the new accounting requirements.

With regards to accounting for economic hedges according to IAS 39, one of the two main alternatives available to SEK is to apply Fair Value Hedge Accounting (FVHA) on transactions where a derivative is hedging a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative can also be hedging foreign exchange risk or credit risk. The other alternative is to designate fixed interest rate assets and liabilities which are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit or loss (Fair Value Option, FVO). In some instances, Cash Flow Hedge Accounting (CFHA) will be appropriate for SEK.

SEK has chosen a hedging strategy for most of its financial instruments outstanding as of January 1, 2006, and classified financial transactions in appropriate accounting categories. For the financial assets, there are mainly four categories available: financial assets at fair value through profit or loss; available for sale; loans and receivables; and held-to-maturity. For the liabilities there are only two categories: financial liabilities at fair value through profit or loss; and other financial liabilities. Derivatives are always classified as financial assets or liabilities at fair value. With regard to financial assets, the category loans and receivables will be a main category for SEK. However, securities quoted on an active market can not be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, will be classified mainly as available-for-sale securities. As for senior securities issued, a major part will be classified as other liabilities and mainly be subject to FVHA. Of senior securities issued a minor part will be classified as financial liabilities at fair value through profit or loss. Subordinated debt will be classified as other liabilities and mainly be subject to FVHA.

No quantitative impact studies have been finalized. An increased volatility in profit or loss can be expected in 2007 related to IFRS.

Note 1. Reported amounts of taxes for the three-month period ended March 31 represent profits before appropriation multiplied by the standard tax rate (28%), and, as from 2005, due to new tax regulation, with the addition of certain tax costs related to the holding of untaxed reserves. No allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

Note 2. Represents credits granted against documentation in the form of interest-bearing securities.

Note 3. In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with a principal or interest that is more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 0.0 million (y-e: 0.0). The principal amount not past due on such credits was Skr 0.0 million (y-e: 0.0).

Note 4. The amount of total assets at period-end, Skr 215.1 billion, was approximately Skr 1.6 billion lower than it would have been if the currency exchange rates as of December 31, 2005, had been unchanged.

Note 5. Earnings per share: Net profit for the period divided by the number of shares.

Stockholm, May 4, 2006

AB SVENSK EXPORTKREDIT
Swedish Export Credit Corporation

Peter Yngwe

President

Auditors’ Review Report

We have reviewed the interim report for the three-month period ended March 31, 2006, in accordance with Swedish generally accepted standards for such reviews. A review is significantly less in scope than an examination in accordance with generally accepted auditing standards. During our review nothing came to our attention to indicate that the interim report does not comply with the requirements of the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, May 4, 2006

Gunnar Abrahamson	Per Bergman	Curt Öberg
Authorized Public	Authorized Public	Authorized Public
Accountant	Accountant	Accountant
(Appointed by the		(Appointed by the
Swedish Financial		Swedish National
Supervisory Authority)		Audit Office)

References herein to “Skr” pertain to Swedish kronor.

The exchange rate on March 31, 2006, was Skr 7.745  per US dollar (March 31, 2005: 7.060; December 31, 2005:7.9525)).

Amounts stated herein relate to March 31 or December 31, in the case of positions, and the three-month period ended March 31 or the twelve-month period ended December 31, in the case of flows, unless otherwise indicated.

Amounts within parenthesis relate to the same date, in the case of positions, and to the same period, in the case of flows, for the preceding year, unless otherwise indicated.

References herein to “credits” pertain to credits as defined under the “old format”, unless otherwise indicated.

This Interim Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs, expectations and intentions. Forward-looking statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company’s control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, changes in general economic and business conditions, especially in Sweden, changes and volatility in currency exchange and interest rates; and changes in government policy and regulations and in political and social conditions.

SEK’s assignment is...

... to promote the development and
international competitiveness of trade and
industry by providing long-term, sustainable
financial solutions on commercial terms

[GRAPHIC]

SEK is wholly-owned by the Kingdom of Sweden	[LOGO]

[LOGO]

AB SVENSK EXPORTKREDIT

Västra Trädgårdsgatan 11B, P.O. Box 16368, 103 27 Stockholm

Phone: +46 8-613 83 00, Fax: + 46 8-20 38 94

E-post: info@sek.se, Swift address: SEKXSESS, www.sek.se

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 4, 2006

AB Svensk Exportkredit
(Swedish Export Credit Corporation)

	By:	/s/ PETER YNGWE
Peter Yngwe, President